Exhibit 1

Release:	IMMEDIATE RELEASE

Contact:	Cecilia Au-Yeung Global-Tech Advanced Innovations Inc. Telephone: Hong Kong (852) 2814-0601 investorrelations@global-webpage.com

Web Page:	http://global-webpage.newshq.businesswire.com

GLOBAL-TECH ADVANCED INNOVATIONS ENTERS INTO MERGER AGREEMENT FOR “GOING PRIVATE” TRANSACTION WITH A CONSIDERATION OF US$8.85 PER SHARE

Hong Kong, December 4, 2015 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) (the “Company”) today announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with Timely Star Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), and Timely Merit Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”).

Pursuant to the terms of the Merger Agreement, each of the Company’s ordinary shares (a “Share”) issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive US$8.85 in cash per Share, without interest, except for (i) the Shares (the “Rollover Shares”) beneficially owned by Mr. John C.K. Sham (the president and chief executive officer the Company, “Mr. Sham”), Wing Shing Holdings Company Limited, Hui Shun Chi, Jenny Tsai and Estee Sham (collectively, the “Rollover Shareholders”), (ii) the Shares beneficially owned by the Company or any of its Subsidiaries (together with the Rollover Shares, the “Excluded Shares”), and (iii) the Shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended. The per Share consideration of US$8.85 represents a premium of approximately 195.0% over the closing price on July 31, 2015 and a premium of approximately 162.9% over the 30-trading day volume-weighted average closing price on July 31, 2015, the last trading day prior to the Company’s announcement that it had received a “going private” proposal from Mr. Sham and certain of his controlled or affiliated entities on August 1, 2015. Collectively, the Shares owned by the Rollover Shareholders represent approximately 66.8% of the Company’s total issued and outstanding share capital.

The transaction will be financed through a combination of cash contributed by Mr. Sham and equity contributed by the Rollover Shareholders. Mr. Sham has entered into a guaranty in favor of the Company.

The Company’s Board of Directors, acting upon the unanimous recommendation of a special committee formed by the Board of Directors (the “Special Committee”), approved the Merger Agreement and the merger contemplated in the Merger Agreement and resolved to recommend that the Company’s shareholders vote to approve and authorize the Merger Agreement and the merger. The Special Committee, which is composed solely of independent directors unrelated to Parent, Merger Sub or any of the Rollover Shareholders, negotiated the terms of the Merger Agreement with the assistance of its legal and financial advisors.

Kin Teck Industrial Building

12/F • 26 Wong Chuk Hang Road

Aberdeen, Hong Kong

(852) 2814-0601

(852) 2873-0591

The merger contemplated in the Merger Agreement, which is currently expected to close during the first quarter of 2016, is subject to various closing conditions, including the approval by an affirmative vote of shareholders representing (i) 50% or more of the Company’s ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders convened to consider the approval and adoption of the Merger Agreement and the merger, and (ii) 50% or more of the Company’s ordinary shares present and voting in person or by proxy as a single class, excluding the Excluded Shares, as well as certain other customary closing conditions. Mr. Sham and the other Rollover Shareholders have agreed under a supporting agreement to vote all the Rollover Shares in favor of the merger. If completed, the merger will result in the Company becoming a privately-held company and its Shares would no longer be listed on the NASDAQ Stock Market LLC.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee. Cleary Gottlieb Steen & Hamilton LLP is serving as United States legal advisor to the Special Committee, and Maples and Calder is serving as British Virgin Islands legal advisor to the Special Committee. Stephen Goldstein, Esq. is serving as United States legal advisor to Mr. Sham.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed merger, which will include the Merger Agreement. All parties desiring details regarding the proposed merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail or other means as permitted by law, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or telephone number:

Global-Tech Advanced Innovations Inc.

12/F, Kin Tech Industrial Building,

26 Wong Chuk Hang Road,

Aberdeen, Hong Kong

Telephone: (852) 2814-0601

Kin Teck Industrial Building

12/F • 26 Wong Chuk Hang Road

Aberdeen, Hong Kong

(852) 2814-0601

(852) 2873-0591

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed merger proceed.

About the Company

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market electronic components and other related products, such as complementary metal oxide semiconductor (CMOS) camera modules (CCMs). The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in other countries throughout the world.

Safe Harbor Statement

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

Kin Teck Industrial Building

12/F • 26 Wong Chuk Hang Road

Aberdeen, Hong Kong

(852) 2814-0601

(852) 2873-0591